Northbrook GH, LLC
500 Skokie Blvd. Suite 310
Northbrook, IL 60062

March 23, 2007

Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348-3021

Attention:	Board of Directors George V. Hager, Jr. John F. DePodesta Robert H. Fish J. Michael Gallagher Kevin M. Kelley Charles W. McQueary Charlene Connolly Quinn Terry Allison Rappuhn

Ladies and Gentlemen:

Northbrook GH, LLC (“Northbrook”) owns 1,011,683 shares of common stock of Genesis Healthcare Corporation (“Genesis” or the “Company”), representing approximately 5.1% of the outstanding Genesis common stock as of March 5, 2007. We are writing to express our opposition to the proposed acquisition of Genesis by FC-GEN Investment, LLC, a joint venture between affiliates of Formation Capital, LLC and affiliates of JER Partners, a private equity investment group affiliated with J.E. Robert Company, Inc. (the “Merger”).

We have carefully reviewed and evaluated the information contained in the Company’s proxy statement relating to the Merger. We believe that the proposed purchase price of $63.00 per share is significantly lower than the Company’s long-term value and that the Merger is not in the best interests of the Genesis shareholders. This dramatic under-valuation of the Company is only compounded by our concerns with the flawed process in which the Company agreed to sell itself in a private equity transaction we expect will enrich the Company’s executives at the expense of current Genesis shareholders.

Accordingly, we intend to vote our shares against the Merger at the upcoming shareholders meeting on April 19, 2007. We would prefer to see the Company continue to operate as a public company with a significant share repurchase program than be sold at a bargain price to a bidder who has promised to enrich management through unspecified future side-deals and compensation arrangements.

Flawed Valuation Analyses

We believe there are serious flaws in the financial analyses relied upon by the Genesis Board in determining that the proposed purchase price was fair to Genesis shareholders. These analyses, undertaken in early January, 2007, were primarily retrospective in nature, while the cash flow and value of the Company is best reflected in its most recent performance and near-term prospects.

March 23, 2007

Specifically, during the last two years, the company has:

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invested over $175 million (approximately $9.00 per Genesis share and 15% of the proposed purchase price) in capital expenditures to improve systems, upgrade and modernize facilities and expand clinical capabilities;

•	acquired facilities in Maine; and

•	divested several underperforming assets.

The returns from these investments and divestitures, all of which were accomplished while Genesis was a public company, are just now beginning to be realized. This is demonstrated by the Company’s results for the first quarter of 2007, which showed considerable improvements from the prior year in terms of improved operating efficiencies and greater revenue. To highlight just some of these improvements, based on information contained in the Company’s Form 10-Q for the period ended December 31, 2006:

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Adjusted earnings and earnings before interest, taxes, depreciation and amortization (“EBITDA”) increased by more than 15% and 12%, respectively, over the prior year quarter when adjusted for transaction costs related to the Merger; and

•	Inpatient services EBITDA and Rehabilitation Services EBITDA grew 16.7% and 19.4%, respectively, over the prior year quarter and both segments exhibited improved EBITDA margins.

Moreover, in the Company’s first quarter earnings release, George V. Hager, Jr., Chairman and CEO of Genesis, specifically identified several initiatives that are beginning to show results:

“Earnings exceed our expectations as momentum in our core business continues through operational improvements supported by new system enhancements implemented throughout the past year and enhanced clinical capabilities as a consequence of our facility renovation program… We are excited to see that our facility modernization efforts and the delivery of specialty services are beginning to gain traction as these efforts will continue throughout the remainder of the year.” (emphasis added)

However, the multiples analysis described in the proxy statement relies primarily on historical price and earnings information or Wall Street estimates that do not take into account the demonstrable and dramatic improvements resulting from these initiatives, thereby ignoring the Company’s true earnings potential.

Further, we believe that other financial analyses described in the proxy statement suffer from important defects. For instance:

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The terminal value EBITDA multiples utilized in the discounted cash flow analysis (7.0x - 9.0x) are substantially lower than the 11.0x last twelve months EBITDA multiple implied by the consideration offered in the merger (as of September 30, 2006), which does not take into account the significant improvements in EBITDA recently achieved by the Company.

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The leveraged buyout analysis uses the same problematic EBITDA multiples assumptions. This is particularly egregious in light of the fact that the analysis of relevant comparable transactions excludes the most relevant transaction -- Formation’s recent sale of six portfolios of skilled nursing facilities, including facilities formerly managed by the Company, to GE Healthcare Financial Services at a multiple of more than 11.5x projected EBITDA. Applying the same 11.5x EBITDA multiple to the company's public forecast of 2007 EBITDA of approximately $175 million (the middle of its guidance provided in the Company’s November 20, 2006 earnings release), would result in an implied transaction value of over $2 billion or approximately $78.62 per Genesis share.

March 23, 2007

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These analyses also fail to adjust the Company’s pro forma EBITDA to reflect the significant cost savings that will be realized by the Formation group through the elimination of public company overhead and the reduced insurance costs associated with separating the Company’s real estate from its operations. We believe that these adjustments could result in an additional $25 million per year of incremental EBITDA which is not accounted for in the analysis.

Management is Keeping these Benefits for Themselves and Enhancing their Severance Benefits

The Board’s decision to sell the Company before it has had an opportunity to realize its true earnings potential deprives Genesis shareholders of the future earnings and growth of the Company and the merger consideration does not adequately compensate shareholders for giving up these benefits.

We believe that the company could achieve comparable returns for its shareholders by remaining a public company. Using average Wall Street analyst estimates of earnings growth of over 15% per year for each of the next two years, and applying the same price to earnings (P/E) ratio as on January 12, 2006, would yield per share values of $61.46 and $70.54 in January of 2008 and 2009, respectively. These valuations do not even reflect the additional value that could be achieved in the event Genesis were to be acquired in the future by a strategic or financial buyer based on the Company’s future earnings, which, applying the same 19.2% going private premium would suggest implied values of $73.26 and $84.08, per Genesis share, respectively.

The proposed purchase price also ignores the true value of the Company’s assets to a private buyer. Genesis owns one of the largest regional concentrations of skilled nursing facilities in the country and benefits from a strong quality mix, high occupancy and relatively high Medicaid and private pay rates. For real estate investors, including JER, the Company’s concentration of facilities provides an attractive opportunity to make a sizable investment in the senior care market. For Formation, the large concentration of facilities allows it to add over 200 owned, leased and managed properties to its portfolio of managed properties, thereby increasing significantly its revenues with few additional expenses. These factors warrant a considerable premium to the Company’s earning potential, yet the proxy statement does not suggest that the Board even considered these factors in approving the merger.

Further, Mr. Hager may not have wanted to work for “Participant 2” but, under the terms of his employment agreement (which the Board was required to enforce for the benefit of the shareholders), Mr. Hager would not have been entitled to receive change-of-control severance benefits following an acquisition of Genesis by Participant 2 unless he continued to work for Genesis for at least 6 months following the transaction or was either terminated for cause or resigned with good reason. Mr. Hager may not have wanted to work for Participant 2, but had he failed to do so for at least a transition period following an acquisition, he would, absent good reason, have forfeited his right to severance benefits. Then, practically while the ink was still drying on the merger agreement, the Board amended the employment agreements of other members of senior management to make the Company less attractive to any bidder not favored by management by increasing the likelihood that "good reason" would be triggered following a change of control and make it easier for these top employees to quit and receive severance.

In contrast, under the Formation sale, Mr. Hager and other members of senior management can “double dip” by selling their equity in the Merger and still have an opportunity to own and operate the Company.

March 23, 2007

The Process was Flawed

These flaws in valuation are not surprising in light of the deficient process by which the Board agreed to sell the Company. Specifically, based only on the vague description of events in the Company’s proxy statement, we already know that:

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Mr. Hager engaged in discussions with an unspecified private equity firm starting in June 2006 and continuing through late July 2006 (a period of at least a month) before informing the Board about what he was doing. During this period he not only engaged in discussions with this private equity sponsor but also provided them with confidential information regarding the Company - all apparently without consulting the Board.

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Once the Board became aware of these discussions, it did not take control of the process. Instead, Mr. Hager was allowed to continue his discussions with this first private equity sponsor without any apparent limitations on the scope of the discussions or the members of management who would be allowed to participate in the discussions.

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After an additional two months had passed - during which no attempt was made to explore other alternatives - this initial bidder, presumably with Mr. Hager’s blessing, proposed to buy Genesis at the ridiculous valuation of $51.50 per share.

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When the special committee ultimately realized its folly and authorized an “auction” process, the Company contacted only 14 additional potential strategic and financial buyers. In contrast, we note that when Beverly Enterprises (one of the comparable companies described in the proxy statement) was sold, its investment bankers contacted 48 potential bidders.

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At the end of the sale process, an alternate bidder with whom Mr. Hager indicated he would refuse to work, had, notwithstanding Mr. Hager’s protestations, proposed a price $0.50 per share higher than the proposal by the Formation group and submitted a contract and financing commitments that were, according to the proxy statement, “more favorable to the Company’s shareholders” than those proposed by the Formation group.

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Nevertheless, seemingly due to Mr. Hager’s personal opposition to this alternative bidder, the Formation group was told that it needed to improve the terms of its contract and that it should “consider” increasing its bid price in order to win the Company. While the Formation group did ultimately increase its price by $0.50 per share to match the other bid, the other bidder was never even asked to increase its price.

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In contrast, the Formation group had offered Mr. Hager and other members of senior management unspecified “opportunities” to own and run an independent company that would lease and operate the Genesis facilities. Despite the passage of nearly two months between the execution of the merger agreement and the mailing of the Genesis proxy statement, the proxy statement contains no details regarding these arrangements or what discussions may have taken place since the Board approved the merger agreement.

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All of this occurred over the objections of three of the six members of the special committee, which had been formed with the ostensible mandate of protecting the Genesis public shareholders. Because the committee was deadlocked, the full board, including members of management who stand on both sides of the transaction, steamrolled the committee and forced through a transaction with the Formation group. Nowhere in the more than 6 single-spaced pages describing the background of the merger does the proxy statement explain for the public shareholders why three members of the special committee opposed the Formation group bid or why the Chairman of the special committee did not support the Board’s determination that the Formation transaction is in the best interest of Genesis stockholders.

March 23, 2007

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On top of all of this, the Board agreed to pay the Formation group a break-up fee of $50 million when it knew another bidder had been willing to pay the same price as the Formation group and failed to even ask if they would consider increasing their price.

We of course note that the Company’s proxy statement takes pains to describe the Board’s right to take into account factors other than maximizing shareholder value. This effort is expended, we presume, because it is obvious from the background information that maximizing shareholder value was not the objective of this “process”. None of the factors recited in the proxy for this decision (the ability of the other bidder to integrate its operations with those of the Company, the potential risk to the Company’s current operations and patient care should integration prove difficult or a lack of comfort with respect to the other bidder’s financial strength and the conditions of its operations) are relevant to the public shareholders who will no longer have an ongoing interest in the Company. Further, it is difficult to understand how the board could have viewed Formation’s proposed structure as more favorable to patient care than that proposed by “Participant 2” when the proxy statement goes to great lengths to state that the terms of the leases and management arrangements for the operating company had not been determined. According to the proxy statement “No economic or structural terms on how such an arrangement would work were proposed or discussed with senior management or the board of directors (other than a brief hypothetical example of the revenues that an operation of the Company’s operations after their separation from the underlying real estate might achieve on a pro forma basis, subject to various assumptions and qualifications).”

Fortunately, the Company’s stockholders have the independent ability to focus the decision on whether, and at what price, to sell the Company on value alone.

Taking all of these considerations into account, we believe that the inherent conflicts between management (whose interests are served by a sale of the Company at the lowest possible price) and the public shareholders, have resulted in a merger agreement that does not benefit the Genesis public shareholders. Accordingly, unless the merger agreement is amended to increase the price to better reflect the Company’s true value, we will not support the merger.

Sincerely yours,

Northbrook GH, LLC

By: /s/ David Hokin
David Hokin, Manager